SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Weingarten Realty Investors

 (Name of Subject Company)

Weingarten Realty Investors

 (Names of Filing Persons (Offeror))

3.950% Convertible Senior Unsecured Notes due August 1, 2026

 (Title of Class of Securities)

948741AF0 and 948741AE3

 (CUSIP Number of Class of Securities)

Andrew M. Alexander
President and Chief Executive Officer
Weingarten Realty Investors
2600 Citadel Plaza Drive, Suite 125
Houston, Texas 77008
(713) 866-6000

 (Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

Copies to:
Bryan L. Goolsby
Gina E. Betts
Locke Lord Bissell & Liddell LLP
2200 Ross Avenue, Suite 2200
Dallas, Texas 75201
(214) 740-8000

CALCULATION OF FILING FEE

Transaction Value	Amount of Filing Fee (1)
$350,000,000	$19,530

_________________________

(1)
Calculated  based on a filing fee of $55.80 per $1,000,000 of Transaction Value.  In accordance with Rule 0-11(a)(2) the filing fee is being offset by $19,530 out of a total of $107,102 of unutilized fees relating to $1,047,400,000 aggregate initial offering price of unsold securities of the Filing Person that were registered under Registration Statement No. 333-119067, filed on September 16, 2004.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $107,102	Filing Party: Weingarten Realty Investors
Form or Registration No.: 333-119067	Date Filed: September 16, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐           third-party tender offer subject to Rule 14d-1.

☒           issuer tender offer subject to Rule 13e-4.

☐           going-private transaction subject to Rule 13e-3.

☐           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐           Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐           Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Weingarten Realty Investors, a Texas real estate investment trust (“Weingarten”).  This Schedule TO relates to the offer by Weingarten to purchase a portion of its 3.950% Convertible Senior Unsecured Notes due August 1, 2026 (the “Convertible Notes”) upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 1, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).  Simultaneously with the Offer, Weingarten is also conducting an offer (the “Any and All Offer”) to purchase any and all of its 7.000% Senior Unsecured Notes due July 15, 2011, 7.070% Medium Term Notes due June 26, 2009, 7.350% Medium Term Notes due July 20, 2009, 7.400% Medium Term Notes due December 21, 2010, 7.440% Medium Term Notes due August 19, 2011, 7.500% Medium Term Notes due December 19, 2010 and 8.250% Medium Term Notes due January 22, 2010 (collectively, the “Non-Convertible Notes”).  The aggregate principal amount of the outstanding Non-Convertible Notes is $282,500,000.  The Offer to which this Schedule TO relates is for Convertible Notes in an aggregate principal amount equal to $350,000,000 less the aggregate principal amount of Non-Convertible Notes purchased under the Any and All Offer.

Item 1.    Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.    Subject Company Information.

(a) Name and address.

The name of the issuer of the Convertible Notes is Weingarten Realty Investors.  Its principal executive offices are located at 2600 Citadel Plaza Drive, Suite 125, Houston, Texas 77008 and the telephone number of its principal executive offices is (713) 866-6000.

(b) Securities.

The information set forth on the cover page of the Offer to Purchase is incorporated herein by reference.

(c) Trading market and price.

The Convertible Notes are not listed on any exchange and there is currently no available trading market for the Convertible Notes.  The information set forth in the section of the Offer to Purchase entitled “Significant Consequences to Non-Tendering Holders – Limited Trading Market” is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

(a) Name and Address.

This Schedule TO is an issuer tender offer made by the filing person, Weingarten Realty Investors.  The information set forth in Item 2(a) above is incorporated herein by reference.

Pursuant to General Instruction C to Schedule TO, information regarding the members of our Board of Trust Managers and our executive officers is provided for this Item.  The information set forth in the section of the Offer to Purchase entitled “Terms of the Offers – Interests of Managers and Executive Officers” is incorporated herein by reference.

The business address and telephone number of each member of our Board of Trust Managers and each of our executive officers is:

1

c/o Weingarten Realty Investors
2600 Citadel Plaza Drive, Suite 125
Houston, TX 77008
(713) 866-6000

Item 4.    Terms of the Transaction.

(a)  Material terms.

(a)(1)(i)-(iii), (v)-(x) and (xii)

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Terms of the Offers” and “Material United States Federal Income Tax Considerations” is incorporated herein by reference.

(a)(1)(iv) and (xi)

Not applicable.

(a)(2)

Not applicable.

(b) Purchases.

Weingarten does not believe that any Convertible Notes are owned by any manager, executive officer or affiliate of Weingarten and, therefore, no Convertible Notes will be purchased by Weingarten from any such persons in the Offer.  The information set forth in the section of the Offer to Purchase entitled “Terms of the Offers – Interests of Managers and Executive Officers” is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(e)       Agreements Involving the Subject Company’s Securities.

The Convertible Notes were issued pursuant to a Senior Indenture, dated as of May 1, 1995, as supplemented by a First Supplemental Indenture, dated as of August 2, 2006, between Weingarten and JPMorgan Chase Bank National Association (formerly, Texas Commerce Bank National Association), which are Exhibits (d)(i)-(ii) hereto.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the section of the Offer to Purchase entitled “Terms of the Offers – Purpose of the Offers; Source of Funds” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the section of the Offer to Purchase entitled “Terms of the Offers – Purpose of the Offers; Source of Funds” is incorporated herein by reference.

(c) Plans.

None.

Item 7.    Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

2

Weingarten may fund the purchase of a portion of the Convertible Notes with borrowings from its revolving credit facility, which is included as Exhibits (b)(1)-(2) hereto.  The information set forth in the section of the Offer to Purchase entitled “Terms of the Offers – Purpose of the Offers; Source of Funds” is incorporated herein by reference.

(b) Conditions.

None.

(d)           Borrowed Funds.

The information set forth in section (a) of this Item and in the section of the Offer to Purchase entitled “Terms of the Offers – Purpose of the Offers; Source of Funds” is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the section of the Offer to Purchase entitled “Terms of the Offers – Interests of Managers and Executive Officers” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the section of the Offer to Purchase entitled “Terms of the Offers – Recent Securities Transactions” is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in the section of the Offer to Purchase entitled “Dealer Manager; Depositary; Information Agent” is incorporated herein by reference.

Item 10.  Financial Statements.

Weingarten does not believe that it is required to include financial information due to the fact that this information is not material to holders of the Notes because, among other reasons:

(i)      the consideration offered consists solely of cash;

(ii)     the Offer is not subject to any financing condition; and

(iii)     Weingarten is a public reporting company that files periodic reports electronically on EDGAR.

Item 11.  Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the section of the Offer to Purchase entitled “Terms of the Offers” is incorporated herein by reference.

(b) Other Material Information.

Not applicable.

3

Item 12.  Exhibits.

(a)       Disclosure Material.

(a)(1)	Offer to Purchase dated June 1, 2009.

(a)(2)	Form of Letter of Transmittal.

(a)(3)	Press Release issued by Weingarten on June 1, 2009.

(b)  Loan Agreement.

(b)(1)
Amended and Restated Credit Agreement dated February 22, 2006 among Weingarten Realty Investors, the Lenders Party Thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (filed as Exhibit 10.32 to Weingarten’s Form 10-K for the year ended December 31, 2005 and incorporated herein by reference).

(b)(2)
Amendment Agreement dated November 7, 2007 to the Amended and Restated Credit Agreement (filed as Exhibit 10.34 on Weingarten’s Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference).

(d)      Contracts, Arrangements or Understandings.

(d)(1)
Senior Indenture between dated as of May 1, 1995 between Weingarten Realty Investors and JPMorgan Chase Bank National Association (formerly, Texas Commerce Bank National Association) (filed as Exhibit 4(a) to Weingarten’s Registration Statement on Form S-3 (No. 33-57659) and incorporated herein by reference).

(d)(2)
First Supplemental Indenture dated as of August 2, 2006 between Weingarten Realty Investors and JPMorgan Chase Bank National Association (formerly, Texas Commerce Bank National Association) (filed as Exhibit 4.1 to Weingarten’s Form 8-K on August 2, 2006 and incorporated herein by reference).

(g)      Oral Solicitation Materials.

None.

(h)       Tax Opinion.

None.

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

4

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 1, 2009

Weingarten Realty Investors

By:       /s/ Andrew M. Alexander
            _____________________________
Andrew M. Alexander
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.

(a)       Disclosure Material.

(a)(1)	Offer to Purchase dated June 1, 2009.

(a)(2)	Form of Letter of Transmittal.

(a)(3)	Press Release issued by Weingarten on June 1, 2009.

(b)  Loan Agreement.

(b)(1)
Amended and Restated Credit Agreement dated February 22, 2006 among Weingarten Realty Investors, the Lenders Party Thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (filed as Exhibit 10.32 to Weingarten’s Form 10-K for the year ended December 31, 2005 and incorporated herein by reference).

(b)(2)
Amendment Agreement dated November 7, 2007 to the Amended and Restated Credit Agreement (filed as Exhibit 10.34 on Weingarten’s Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference).

(d)      Contracts, Arrangements or Understandings.

(d)(1)
Senior Indenture between dated as of May 1, 1995 between Weingarten Realty Investors and JPMorgan Chase Bank National Association (formerly, Texas Commerce Bank National Association) (filed as Exhibit 4(a) to Weingarten’s Registration Statement on Form S-3 (No. 33-57659) and incorporated herein by reference).

(d)(2)
First Supplemental Indenture dated as of August 2, 2006 between Weingarten Realty Investors and JPMorgan Chase Bank National Association (formerly, Texas Commerce Bank National Association) (filed as Exhibit 4.1 to Weingarten’s Form 8-K on August 2, 2006 and incorporated herein by reference).

(g)      Oral Solicitation Materials.

None.

(h)      Tax Opinion.

None.